QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

BERGER HOLDINGS, LTD.
(Name of Subject Company (Issuer))

AMERIMAX PENNSYLVANIA, INC.

EURAMAX INTERNATIONAL, INC.
(Names of Filing Persons (Offerors))

COMMON SHARES, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

084037407
(CUSIP Number of Class of Securities)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

R. Scott Vansant
Vice President and Chief Financial Officer
Amerimax Pennsylvania, Inc.
5445 Triangle Parkway, Suite 350
Norcross, Georgia 30092
Telephone: (770) 449-7066

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Geraldine A. Sinatra, Esq.
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$29,767,143	$2,408*
*
This amount was previously paid.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE 13D

CUSIP No. 084037407	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Amerimax Pennsylvania, Inc.
IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,893,915
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,893,915

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,893,915

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 92.8%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 084037407	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Amerimax Fabricated Products, Inc.
IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,893,915
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,893,915

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,893,915

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 92.8%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 084037407	Page 4 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Euramax International, Inc.

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK/OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,893,915
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,893,915

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,893,915

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 92.8%

14.	Type of Reporting Person (See Instructions) CO

        This statement constitutes (a) Amendment No. 3 (the "Amendment") to the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Statement"), originally filed with the Securities and Exchange Commission on October 20, 2003 by Amerimax Pennsylvania, Inc., a Pennsylvania corporation (the "Purchaser"), and Euramax International, Inc., a Delaware corporation ("Parent"), relating to the Purchaser's offer to purchase all of the outstanding common shares, par value $.01 per share (the "Shares"), of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), and the associated rights to purchase shares of junior participating preferred stock of the Company issued pursuant to the Rights Agreement, dated as of August 21, 1998, as amended, by and between the Company and Oxford Transfer & Registrar, as rights agent, at a purchase price of $3.90 per share, net to the seller in cash and (b) Amendment No. 3 to the Schedule 13D (as amended and supplemented, the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 20, 2003. The terms and conditions of the offer are described in the Offer to Purchase, dated October 20, 2003 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 6 and 8. Purposes of the Transaction and Plans or Proposals; Interest in Securities of the Subject Company.

        Items 6 and 8 of the Statement are hereby amended and supplemented to include the following:

          "The Offer expired at 12:00 midnight, New York City time, on Monday, November 17, 2003, and was not extended. Based on preliminary information provided by JPMorgan Chase Bank, the depositary for the Offer, approximately 4,893,915 Shares (including 55,250 Shares subject to guaranteed delivery and an additional 152 Shares compared to the preliminary information provided by the depositary at the time of the issuance of the press release described below), representing approximately 92.8% of the issued and outstanding Shares, were validly tendered pursuant to the Offer and not validly withdrawn. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Pursuant to the terms of the Merger Agreement, Parent intends, subject to the satisfaction of the requirements of the Pennsylvania Business Corporation Law ("PBCL"), to cause the merger of the Purchaser with and into the Company (the "Merger") pursuant to a "short form" merger under the PBCL. Parent expects the Merger to be completed promptly. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by the Company as treasury stock, or owned by Parent, the Purchaser or Parent's other wholly owned subsidiaries, all of which will be cancelled and retired and will cease to exist and other than Shares that are held by shareholders, if any, who properly exercise their dissenters' rights in accordance with Pennsylvania law) will be cancelled and converted into the right to receive $3.90, net to the Seller in cash, without interest thereon, payable to the holder of such Share. On November 18, 2003, Parent issued a press release announcing the preliminary results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(D) and is incorporated by reference herein."

Item 12. Exhibits.

        Item 12 of the Statement is hereby amended and supplemented to include the following exhibit:

          "(a)(5)(D) Press Release issued by Euramax International, Inc. on November 18, 2003."

5

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EURAMAX INTERNATIONAL, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 18, 2003
AMERIMAX PENNSYLVANIA, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 18, 2003
AMERIMAX FABRICATED PRODUCTS, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 18, 2003

6

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.*
(a)(5)(A)	Press Release issued on October 13, 2003, incorporated herein by reference to the Schedule TO-C, filed by Euramax International, Inc. on October 14, 2003.*
(a)(5)(B)	Summary Advertisement as published in the New York Times on October 20, 2003.*
(a)(5)(C)	Press Release issued by Euramax International, Inc. on October 20, 2003.*
(a)(5)(D)	Press Release issued by Euramax International, Inc. on November 18, 2003.
(b)(1)
Third Amended and Restated Credit Agreement among Euramax International, Inc., certain subsidiaries of Euramax International, Inc. named therein, the financial institutions who are parties thereto, as lenders and Wachovia Bank National Association, as the issuer, swing loan lender, and agent.*
(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.*
(d)(2)	Tender and Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc., Berger Holdings, Ltd. and certain Shareholders.*
(d)(3)	Stock Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.*
(d)(4)	Confidentiality and Exclusivity Letter Agreement dated as of August 4, 2003 by and between Euramax International, Inc. and Berger Holdings, Ltd., as amended.*
(d)(5)	Employment Agreement between Amerimax Pennsylvania, Inc. and Francis E. Wellock, dated as of October 10, 2003.*
(d)(6)	Employment Agreement between Amerimax Pennsylvania, Inc. and Paul L. Spiese, dated as of October 10, 2003.*
(d)(7)	Employment Agreement between Amerimax Pennsylvania, Inc. and Gregory Weiderman, dated as of October 10, 2003.*
(g)	Not applicable.
(h)	Not applicable.

*
Denotes Exhibit has been previously filed with the Securities and Exchange Commission.

QuickLinks

SCHEDULE 13D
SCHEDULE 13D
SIGNATURE
EXHIBIT INDEX